

January 3, 2018

| Registrant | File No. | Form | Original Filing Date | Amended Filing Date | Explanation |
|---|---|---|---|---|---|
| Pioneer Bond Fund | 811-02864 | N-SAR-B/A | 8/29/17 | 1/3/18 | The Registrant amended the Form N-SAR for the period ended June 30, 2017 to add changes in the registrant's certifying accountant (question 77K). <br>• To add Changes in registrant's certifying accountant. |